

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

May 21, 2013

<u>Via E-mail</u>
Mr. James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
477 Rosemary Avenue, Suite 217-219
West Palm Beach, Florida 33410

      **RE:**    **Forward Industries, Inc.**
              **Form 10-K for the Year Ended September 30, 2012**
              **Filed December 20, 2012**
              **File No. 1-34780**

Dear Mr. McKenna:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Rufus Decker

                              Rufus Decker
                              Accounting Branch Chief